Extraordinary Shareholders’ Meeting for the Appointment of an Outside Director of Shinhan Card

On February 1, 2008, Shinhan Card, a credit card subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting with regards to the appointment of a new outside director.

Mr. Baek Soon Lee was appointed as an outside director of Shinhan Card at the shareholders’ meeting. Mr. Lee previously served as vice president of Shinhan Bank, and is currently deputy president of Shinhan Financial Group. Mr. Lee will serve as outside director of Shinhan Card until the general shareholders meeting for the fiscal year 2008, which will be held around March 2009.

The former outside director of Shinhan Card, Mr. Taek Soo Han, resigned from his post on January 31, 2008.